Confidential Treatment Requested

File No. 001-14617

ANDREW CORPORATION

3 Westbrook Corporate Center, Suite 900

Westchester, Illinois 60154

April 5, 2007

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Andrew Corporation

Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 13, 2006
Form 10-Q for the Fiscal Quarter Ended December 31, 2006

File No. 1-14617

Dear Mr. O’Brien:

I am writing in response to your letter dated March 22, 2007, setting forth the additional comments of the staff of the Division of Corporation Finance (the “Staff”) on Andrew Corporation’s (“Andrew,” the “company,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended September 30, 2006 and Form 10-Q for the Fiscal Quarter Ended December 31, 2006. We appreciate and have carefully considered the Staff’s comments on the Form 10-K and Form 10-Q, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 31

Goodwill, page 32

Confidential Treatment Requested

File No. 001-14617

1. We note your response to comment 2 in our letter dated February 21, 2007 and have the following additional comments.

•	As previously requested, please disclose how you weight the DCF and CB methods and your basis for such weighting.

•	Please disclose the material assumptions underlying your CB fair value method, specifically the earnings multiple(s) used.

•

Please help us better understand why, given your view that the “remote” language in paragraph 27.c. of SFAS 142 is a very high threshold, it would be appropriate to only update your DCF method fair value for 2006 SFAS 142 “step one” testing purposes. In this regard, we note that Network Solutions appears to have had events and circumstances in fiscal 2006 that may have significantly changed the fair value determination. Further, we note that Network Solutions group had lower than expected revenue during the year and such deterioration in revenues, in part, caused the Company to significantly increase the deferred tax asset valuation allowance in the 4th quarter of 2006.

•	Please provide us with the following additional information:

•

The CB method fair values, the DCF method fair values and the carrying values for each of your reporting units for the goodwill impairment tests completed in each of the three years ended September 30, 2006.

•	An explanation as to why the CB method fair value for Network Solutions is 13% greater than the discounted cash flow fair value for fiscal year 2005.

•	An explanation for any significant variances in the CB and DCF methods fair values for any of the reporting units for the three years provided.

•	A list of the comparable businesses used for Network Solutions and Base Station Subsystem and the earnings multiples used in 2004, 2005 and 2006.

•	The hypothetical effect on the fair value estimates for Antenna & Cable Products and Network Solutions for a 10% change in the weighting of the CB method.

Response

•	As previously requested, please disclose how you weight the DCF and CB methods and your basis for such weighting.

We will enhance our disclosure in this area in future filings. See Exhibit A for an example of the critical accounting policy disclosure we are considering.

•	Please disclose the material assumptions underlying your CB fair value method, specifically the earnings multiple(s) used.

Confidential Treatment Requested

File No. 001-14617

The following material assumptions were used in the fiscal 2006 comparable business (CB) method to estimate the fair value of the reporting units.

	CB Multiples Used		Control Premium
	Revenue	EBITDA
Base Staton Subsystems	1.2x	10.0x	20%
Wireless Innovations	1.5x	9.0x	20%
Satellite Communications	0.5x	8.0x	20%

A comparative analysis of the historical financial performance of each reporting unit with the relevant set of comparable businesses was performed. Certain key operating statistics, including size (measured in terms of revenue), net sales growth rate for the trailing 3-year period and profitability were compared. In order to account for the relative differences between the reporting unit and the relevant set of comparable businesses with respect to size, risk, growth, profitability and other qualitative factors, revenue and EBITDA multiples were selected based on the range of multiples observed for the comparable businesses. The revenue and EBITDA multiples were applied to the relevant financial measures of each reporting unit to arrive at the business enterprise value (BEV). Total interest bearing debt was subtracted from the BEV to arrive at the estimated equity value, on a minority basis. A control premium was then added along with the reporting unit’s allocated cash to arrive at the fair value of equity. Finally the indications of value based on the revenue multiple and the EBITDA multiple were equally weighted to estimate the fair value under the CB method.

•

Please help us better understand why, given your view that the “remote” language in paragraph 27.c. of SFAS 142 is a very high threshold, it would be appropriate to only update your DCF method fair value for 2006 SFAS 142 “step one” testing purposes. In this regard, we note that Network Solutions appears to have had events and circumstances in fiscal 2006 that may have significantly changed the fair value determination. Further, we note that Network Solutions group had lower than expected revenue during the year and such deterioration in revenues, in part, caused the Company to significantly increase the deferred tax asset valuation allowance in the 4th quarter of 2006.

Because of the significant headroom in the Antenna and Cable Products and Network Solutions reporting units’ valuations in fiscal 2005, we determined that as of July 1, 2006 (the first day of our fourth quarter and the date of our annual goodwill impairment test) there had not been a significant change in either business. As such, we would only use a DCF valuation for these two reporting units.

The lower than expected revenue for our Network Solutions group primarily occurred in the fourth quarter of fiscal 2006. This included the deferral of revenue to the first half of fiscal

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File No. 001-14617

2007, due to later than originally planned customer acceptance of a large Middle East geolocation project. We considered our valuation and test results as of the end of the fourth quarter and noted that, while Network Solutions had decreased revenue and income in the fourth quarter compared to plan, they had operating income for the year and the deferral of revenue was a timing issue, not the result of the loss of a customer. The deferral of revenue did not have a significant impact on the cash flow projections used in the valuation model; therefore, we determined that additional impairment testing work would not be needed. Please refer to our response to comment 6 for our discussion of how this delay impacted our analysis of a need for a valuation allowance with respect to our deferred tax assets.

•	Please provide us with the following additional information:

•

The CB method fair values, the DCF method fair values and the carrying values for each of your reporting units for the goodwill impairment tests completed in each of the three years ended September 30, 2006.

As noted above, we did not perform a CB method valuation for Antenna and Cable Products and Network Solutions in fiscal 2006. Prior to fiscal 2005, we operated our business as a single reporting unit and used the comparison of our total market capitalization to net book value as step one of our goodwill impairment test. We disclosed this in our fiscal 2004 and fiscal 2003 Form 10-Ks. Below is a table with the CB and DCF fair values for our five reporting units for fiscal 2005 and 2006 (in thousands):

Fiscal 2006	CB Value	DCF Value	Fair Value	Carrying Value	Headroom
Antenna and Cable Products	[*]	[*]	[*]	[*]	24%
Satellite Communications	[*]	[*]	[*]	[*]	44%
Base Station Subsystems	[*]	[*]	[*]	[*]	6%
Network Solutions	[*]	[*]	[*]	[*]	7%
Wireless Innovations	[*]	[*]	[*]	[*]	45%

Fiscal 2005	CB Value	DCF Value	Fair Value	Carrying Value	Headroom
Antenna and Cable Products	[*]	[*]	[*]	[*]	85%
Satellite Communications	[*]	[*]	[*]	[*]	184%
Base Station Subsystems	[*]	[*]	[*]	[*]	5%
Network Solutions	[*]	[*]	[*]	[*]	29%
Wireless Innovations	[*]	[*]	[*]	[*]	3%

[*]	Omitted pursuant to a confidential treatment request

•	An explanation as to why the CB method fair value for Network Solutions is 13% greater than the discounted cash flow fair value for fiscal year 2005.

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File No. 001-14617

•	An explanation for any significant variances in the CB and DCF methods fair values for any of the reporting units for the three years provided.

The CB method is a valuation technique by which the fair value of the equity of a business is estimated by comparing it to publicly traded companies in similar lines of business. The multiples of key metrics of other similar companies (revenue and/or EBITDA) are generally applied to the historical results of the company being valued to determine its fair market value. The DCF method considers the future cash flow projections of the company and the value of those projections discounted to the present day. While the use of historical results and future projections can result in different valuations for a company, it is a generally accepted valuation practice to apply more than one valuation technique to establish a range of values for a business. Since each technique relies on different inputs and assumptions, it is unlikely that each technique would yield the same results. However, it is expected that the different techniques would establish a reasonable range. The higher CB method valuations are indicative of the comparable companies’ ability to maximize economies of scale and integrate and streamline their operations. The CB method fair value for Network Solutions is 13% greater than the DCF method fair value for fiscal year 2005, which is considered to be a reasonable valuation range. The CB method fair value and the DCF method fair value were equally weighted to arrive at the concluded fair value of equity for Network Solutions.

•	A list of the comparable businesses used for Network Solutions and Base Station Subsystems and the earnings multiples used in 2004, 2005 and 2006.

The following companies were used in the CB method valuation for Base Station Subsystems in fiscal 2005 and 2006:

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File No. 001-14617

2006 Multiples
	Revenue	EBITDA
- Powerwave Technologies (PWAV)	1.3x	11.8x
- Nortel Inversora, S.A. (NTL)	1.5x	4.4x
- Amphenol Corp. (APH)	2.7x	12.5x
- Motorola (MOT)	1.0x	7.5x
- ADTRAN Inc. (ADTN)	3.0x	9.8x
- LM Ericsson Telephone (ERICY)	2.3x	10.1x
- Tellabs, Inc. (TLAB)	2.3x	10.9x
- Tekelec (TKLC)	1.3x	nm
- Foundry Networks Inc (FDRY)	2.2x	10.9x
- Remec Inc (1)	N/A	N/A

High	3.0x	12.5x
Low	1.0x	4.4x
Median	2.2x	10.5x

Selected multiple	1.2x	10.0x

(1)

Remec Inc. was used in only the fiscal 2005 valuations. In September of 2005 Remec filed a plan of liquidation and was no longer considered a comparable business for the fiscal 2006 valuation. The wireless systems assets of Remec were acquired by Powerwave Technologies in September of 2005.

The following companies were used in the CB method valuation for Network Solutions in fiscal 2005:

•	Comarco Inc. (CMRO)

•	Catapult Communications Corp. (CATT)

•	Agilent Technologies Inc. (A)

•	Spirent Plc (SPM)

The following multiples were used in the fiscal 2005 CB valuation of Base Station Subsystems and Network Solutions:

	Revenue	EBITDA
Base Staton Subsystems	1.3x	N/A	(2)
Network Solutions	2.1x	8.4x

(2)	As of the 2005 valuation date the EBITDA for Base Station Subsystems was considered a de minimis amount and not representative of the value of the business.

As mentioned previously, we did not perform a CB method valuation for Network Solutions in fiscal 2006 and did not perform any CB method valuations prior to fiscal 2005, because

Confidential Treatment Requested

File No. 001-14617

we operated our business as a single reporting unit and used the comparison of our total market capitalization to net book value as step one of our goodwill impairment test.

•	The hypothetical effect on the fair value estimates for Antenna & Cable Products and Network Solutions for a 10% change in the weighting of the CB method.

As discussed above, we did not perform a CB method valuation for Antenna and Cable Products and Network Solutions for fiscal 2006. We will expand our disclosure related to the methods used in future filings. See Exhibit A for an example of the critical accounting policy disclosure we are considering.

The process of valuing reporting units of a company requires the use of judgment. We were assisted in determining the fair value of these reporting units by an international professional services firm. We concluded that the methods used in our determination of the ultimate fair value of the reporting units were appropriate and the assumptions used were reasonable. The assumptions used and the conclusions reached were reviewed by valuation specialists of our independent registered public accounting firm as part of their annual audit process and they agreed with the reasonableness of assumptions made and conclusions reached.

2.	We note your response to comment 3 in our letter dated February 21, 2007. We note that the additional critical accounting policy disclosures you are considering provide investors with a better explanation of the sensitivity of your material assumptions in your DCF method. However, as noted from this disclosure, the fair value of Base Station Subsystems and Network Solutions does not materially exceed their carrying values. Given the significance of the goodwill associated with these two operating segments, please expand your proposed disclosures to provide a comprehensive explanation as to why you believe your estimates and assumptions underlying the future operating results and the cash flows for these two operating segments is supportable. In this regard, if the higher sales volumes from China, the lower costs from the restructuring initiatives, et cetera do not produce the results you anticipate, there would appear to be a potential for a material goodwill impairment charge. Given the significance these assumptions have on the resulting DCF method fair values, we believe you must better discuss how you determined the higher sales volumes and lower costs and the risks associated with not attaining those management estimates. In this regard, the statement, “[i]f actual results are different from the company’s forecasts, future tests may indicate an impairment of goodwill, which could result in non-cash charges, adversely affecting the company’s results of operations” is not sufficient. Refer to Item 303 of Regulation S-K. Please provide us with the disclosure you intend to include in future filings.

Confidential Treatment Requested

File No. 001-14617

Response

We considered the Staff’s comments and plan to enhance our disclosure in this area in future filings. See Exhibit A for an example of the critical accounting policy disclosure we are considering.

3.	We note your response to comment 4 in our letter dated February 21, 2007. Please provide us with the following additional information:

•

The projected and actual revenue growth rates and EBIT Margin used in your DCF method for 2006 used in your July 1, 2005 valuation, 2005 used in your July 1, 2004 valuation, and 2004 used in your July 1, 2003 valuation. Provide us with an explanation for any material differences between what was projected and the actual results.

•	The amount of headroom for each of your operating segments based on your July 1, 2005, July 1, 2004 and July 1, 2003 valuations.

Response

As discussed in the response to comment 1 above, prior to fiscal 2005 we did not utilize the DCF method to perform step one of our goodwill impairment test. As disclosed in our fiscal 2004 Form 10-K, we operated our business as a single reporting unit and used the comparison of our total market capitalization to net book value as step one of our goodwill impairment test. The headroom of each of our reporting units as of July 1, 2005 and 2006 is listed in the response to comment 1, bullet point 4 sub bullet 1. Our market capitalization exceeded the book value of our net assets by approximately $1.7 billion (112%) as of July 1, 2004. Our market capitalization exceeded the net book value of our net assets by $40.8 million (5%) as of July 1, 2003. Below is an analysis of the projected revenue and EBIT margins for fiscal 2006 used in our fiscal 2005 valuation compared to the actual results for fiscal 2006 (in thousands).

Antenna and Cable Products

Fiscal 2006	Projected	Actual	B(W)
Revenue	[*]	$1,218,384	[*]
Revenue Growth (3)	[*]	[*]

EBIT	[*]	$191,588	[*]
EBIT Margin	[*]	15.7%	[*]

[*]	Omitted pursuant to a confidential treatment request

Increased revenue in the Antenna and Cable Products operating segment was driven by higher than expected volume, implementation of copper price surcharges and price increases, and the acquisition of Precision Antenna in April of 2006. The increase in

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File No. 001-14617

EBIT over the projected amount was primarily caused by higher sales volumes and customer price surcharges enabling us to recover a greater percentage of the increased cost of copper.

Satellite Communications

Fiscal 2006	Projected	Actual	B(W)
Revenue	[*]	$121,833	[*]
Revenue Growth (3)	[*]	[*]
EBIT	[*]	$(18,294)	[*]
EBIT Margin	[*]	(15.0)%	[*]

The Satellite Communications segment had lower than projected revenue due to a decision by the company to reduce involvement in certain consumer broadband satellite programs and decreased sales of earth station antenna products. EBIT was lower than projected due to higher per unit manufacturing costs of direct-to-home satellite products, costs related to a long-term customer contract, increased investments in research and development, transition costs related to our acquisition of Skyware in February 2006, and costs to restructure the business as a result of our decision to reduce involvement in certain consumer broadband satellite programs.

Base Station Subsystems

Fiscal 2006	Projected	Actual	B(W)
Revenue	[*]	$504,865	[*]
Revenue Growth (3)	[*]	[*]
EBIT	[*]	$(6,925)	[*]
EBIT Margin	[*]	(15.0)%	[*]

Revenue for Base Station Subsystems was higher than projected due to higher filter and power amplifier sales in North America. The lower EBIT was the result of higher than planned research and development expenses, the impairment of a capitalized software asset for a product line the company no longer emphasized, and greater than expected factory inefficiencies as a result of the transition of our filter supply chain to China and the planned transition of North American and European filter production to a contract manufacturer, Elcoteq S.A.

[*]	Omitted pursuant to a confidential treatment request

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File No. 001-14617

Network Solutions

Fiscal 2006	Projected	Actual	B(W)
Revenue	[*]	$90,808	[*]
Revenue Growth (3)	[*]	[*]
EBIT	[*]	$9,725	[*]
EBIT Margin	[*]	10.7%	[*]

Decreased Network Solutions revenue and EBIT margin were due to delays in the completion of a large Middle East geolocation project, lower than anticipated sales related to the newly acquired Xenicom product lines (acquired in the second quarter of fiscal 2005), as well as other international sales that were lower than expected . Because of the higher margins earned in the Network Solutions segment, decreased sales have a larger impact on the EBIT margin of the reporting unit.

Wireless Innovations

Fiscal 2006	Projected	Actual	B(W)
Revenue	[*]	$180,169	[*]
Revenue Growth (3)	[*]	[*]
EBIT	[*]	$35,294	[*]
EBIT Margin	[*]	19.6%	[*]

The increase in Wireless Innovations EBIT margin is the result of a change in sales mix of new higher margin products as well as lower material costs for certain existing products.

(3)

Revenue Growth represents the increase in revenue for fiscal 2006 compared to the projected fiscal 2005 revenue. The projected fiscal 2005 revenue consists of the actual first nine months of revenue for fiscal 2005 and the projected final three months of revenue for fiscal 2005 as of July 1, 2005, the date of the goodwill impairment analysis.

[*]	Omitted pursuant to a confidential treatment request

4.	We note your response to comment 5 in our letter dated February 21, 2007. Specifically, we note your position that the components below your operating segments are product lines and do not meet the definition as set forth in EITF 98-3. In order for us to fully understand your basis for this conclusion, please provide us with a more comprehensive response. Please provide us with the following.

•

Identify for us each product line. Address for us what operating segment the product line belongs to and how these product lines relate to your corporate management structure you have presenting in Exhibit B.

Confidential Treatment Requested

File No. 001-14617

•

For each product line, please provide a comprehensive analysis using the form and content set forth in EITF 98-1(sic) such that you (i) perform the Step 1 and 2 analyses by identifying all the inputs, processes and outputs that the product line includes or does not include and (ii) perform your Step 3 analysis by fully addressing why the missing elements are considered significant or significant on a combined basis. It should be clear from your analysis that you have considered such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort and the cost required to obtain the missing element. Please ensure your analysis also addresses the following:

•

Output – Sales, distribution and customer service: Tell us why you believe a sales force could not be assembled for each of your product lines. In this regard, we note that certain operating segments have positions such as VP Business Development and VP Technical Marketing. Refer to Example 4 of EITF 98-3.

•

Input – Common manufacturing facilities: Tell us why you believe a common manufacturing facility is a process instead of an input. Tell us if each of the product lines has its own manufacturing processes (i.e., are each of the product lines manufactured on the same lines with the same technology).

•

Input – Common manufacturing equipment: Please tell us which product lines have commingled equipment, including the percentage of the manufacturing equipment that are not allocated to specific product lines to your total manufacturing equipment. Tell us the significance of the shared equipment in the manufacturing process for the impacted product lines.

•

Input – Raw material procurement agreements: It appears that the primary reason or your using company-wide procurement agreements is for economies of scale purposes and not because the raw materials are scarce or difficult to purchase. Items such as copper, aluminum, plastics and other metals would appear to be items that are readily available and can be purchased from a number of different suppliers. Please tell us how you determined that this element is actually missing in terms of “the ability to obtain access to necessary materials or rights.” If you do believe it to be a missing element, please tell us how you determined that it is not minor. Refer to Example 4 of EITF 98-3.

•

We note that you are in the process of selling the Yantai, China facility and inventory and equipment related to your “broadband cable business,” for which you have allocated approximately $4 million of goodwill. EITF 98-3 states, “[i]f goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.” Also refer to Example 3 of EITF 98-3 for additional guidance. Please tell us how this transaction factors into your analysis of the components categorized as product lines versus businesses.

Confidential Treatment Requested

File No. 001-14617

Response

•

Identify for us each product line. Address for us what operating segment the product line belongs to and how these product lines relate to your corporate management structure you have presented in Exhibit B.

The chart below lists our operating segments, the product lines that belonged to each operating segment, and the respective manager as of July 1, 2006, as listed in Exhibit B to our March 7, 2007 response letter.

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File No. 001-14617

Operating Segment	Segment Manager	Product Lines	Product Line Manager
Antenna & Cable Products	[*]	Cable Assemblies	[*]
		Components	[*]
		Cable Accessories	[*]
		Foam Cable	[*]
		Broadband and Special Products	[*]
		Steel Components	[*]
		Field Services	[*]
		Microwave Systems	[*]
		Base Station Antennas	[*]
		Broadband Access	[*]

Satellite Communications Group	[*]	Skyware Electronics	[*]
		VSAT Antennas	[*]
		Consumer DBS	[*]
		ESA Products & Systems	[*]
		Radar and HF Products	[*]

Base Station Subsystems	[*]	Filters and TMA’s	[*]
		Power Amplifiers	[*]
		Microwave Radio	[*]

Network Solutions Group	[*]	Geolocation	[*]
		Mobile Location Center	[*]
		Invex	[*]
		Xenicom	[*]
		Comsearch	[*]

Wireless Innovations Group	[*]	Projects	[*]
		Radiax	[*]
		Repeaters	[*]
(4)	[*]
(5)	[*]
(6)	[*]
(7)	[*]

[*]	Omitted pursuant to a confidential treatment request

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File No. 001-14617

•

For each product line, please provide a comprehensive analysis using the form and content set forth in EITF 98-1(sic) such that you (i) perform the Step 1 and 2 analyses by identifying all the inputs, processes and outputs that the product line includes or does not include and (ii) perform your Step 3 analysis by fully addressing why the missing elements are considered significant or significant on a combined basis. It should be clear from your analysis that you have considered such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort and the cost required to obtain the missing element.

As stated in EITF 98-3:

“A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

The charts below illustrate each of our product lines’ inputs, processes and outputs. As we indicated in our March 7, 2007 response to the Staff, we have product lines one level below our operating segments. Our product lines are not businesses, as defined above, as they are each missing at least one, and in most cases more than one, self-sustaining set of activities including the ability to sustain a revenue stream due to the significant time and expense required to assemble an individual sales force necessitated by the customer-relationship focus of our business and the complex nature of our products, as noted below.

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Operating Segment--->	Antenna & Cable Products
Product Line---------->	Cable Assemblies	Components	Cable Accessories	Foam Cable	Broadband and Special Products	Steel Components	Field Services	Microwave Systems	Base Station Antennas	Broadband Access
Input
Shared manufacturing facility(ies)?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared manufacturing technology?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared manufacturing equipment?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Is shared manufacturing equipment difficult to replace?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared raw material procurement agreements?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Are raw materials scarce or difficult to purchase?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Would it be difficult to create specific purchase agreements?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared intellectual property—trademarks	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Process
Shared accounting support?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared human resource management?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared information technology platform?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Output
Shared sales force?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Significant effort to create a sales force?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared customers?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared key customer relationships?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared customer contracts?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared customer service support?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

(a)	[*]
(b)	[*]
(c)	[*]
(d)	[*]
(e)	[*]
(f)	[*]
(g)	[*]
(h)	[*]
(i)	[*]

[*]	Omitted pursuant to a confidential treatment request

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File No. 001-14617

Operating Segment---------->	Satellite Communications Group					Base Station Subsystems
Product Line--------—>	Skyware Electronics	VSAT Antennas	Consumer DBS	ESA Products & Systems	Radar and HF Products	Filters and TMA’s	Power Amplifiers	Microwave Radio
Input
Shared manufacturing facility(ies)?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared manufacturing technology?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared manufacturing equipment?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Is shared manufacturing equipment difficult to replace?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared raw material procurement agreements?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Are raw materials scarce or difficult to purchase?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Would it be difficult to create specific purchase agreements?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared intellectual property—trademarks	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Process
Shared accounting support?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared human resource management?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared information technology platform?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Output
Shared sales force?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Significant effort to create a sales force?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared customers?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared key customer relationships?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared customer contracts?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared customer service support?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

(a)	[*]
(b)	[*]
(c)	[*]

(d) through (j) not used

(k)	[*]
(l)	[*]
(m)	[*]
(n)	[*]
(o)	[*]
(p)	[*]
(q)	[*]
(r)	[*]

[*]	Omitted pursuant to a confidential treatment request

Confidential Treatment Requested

File No. 001-14617

Operating Segment---------->	Network Solutions Group					Wireless Innovations Group
Product Line--------—>	Geolocation	Mobile Location Center	Invex	Xenicom	Comsearch	Projects	Radiax	Repeaters
Input
Shared manufacturing facility(ies)?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared manufacturing technology?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared manufacturing equipment?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Is shared manufacturing equipment difficult to replace?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared raw material procurement agreements?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Are raw materials scarce or difficult to purchase?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Would it be difficult to create specific purchase agreements?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Shared intellectual property—trademarks	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Process
Shared accounting support?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared human resource management?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared information technology platform?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Output
Shared sales force?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Significant effort to create a sales force?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared customers?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared key customer relationships?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared customer contracts?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Shared customer service support?	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

(a)	[*]
(b)	[*]
(c)	[*]
(d)	Not used
(e)	Not used
(f)	[*]

(g) through (p) not used

(q)	[*]
(r)	[*]
(s)	[*]
(t)	[*]

[*]	Omitted pursuant to a confidential treatment request

Please ensure your analysis also addresses the following:

•

Output – Sales, distribution and customer service: Tell us why you believe a sales force could not be assembled for each of your product lines. In this regard, we note that certain operating segments have positions such as VP

Confidential Treatment Requested

File No. 001-14617

Business Development and VP Technical Marketing. Refer to Example 4 of EITF 98-3.

As the charts indicate above, our product lines are heavily dependent on our centralized sales force and customer service team that have strong, longstanding relationships with our customers and in-depth knowledge about our complex, technical products. Individual products lines would not be able to sustain a revenue stream due to the significant time and expense required to assemble an individual sales force necessitated by the customer-relationship focus of our business and the complex nature of our products. Our major customers are large telecom original equipment manufacturers (OEM) and wireless service providers. Selling products into these customers requires strong professional relationships built on trust, that take years to develop and are a core strength of our centralized sales force. The Andrew brand name and trademark personifies this relationship that has been established over many years in the telecommunications industry. Individual product lines leverage the Andrew brand name and the sales force’s relationships and knowledge for customer access. Assembling product-line specific sales teams would be a time consuming, costly and difficult endeavor due to the large amount of time required to hire experienced employees, the expense and lengthy timeframe required to train employees in the use and functionality of our complex wireless infrastructure products, and the long time cycles (e.g., years) involved to build trust-based customer relationships at large telecom customers. As such, due to the significant investment needed to create product line specific sales forces and customer service teams, these missing activities are significant elements that preclude our product lines from operating as a business and having direct access to customers. Additionally, the continued consolidation of the telecom OEMs and wireless service providers have increased the demand for vendors that provide a “one-stop-shop” for their network and component needs, thus creating an even greater barrier for a “new” sales force to overcome for an individual product line to stand alone as a business.

The two VP of Business Development positions are not sales positions but rather strategic positions that analyze the operating segments’ overall business strategy and review potential operating segment strategic acquisition opportunities. One segment has a VP Technical Marketing position that is a technical, engineering resource that works with the sales force on customers’ specific technical solutions.

•

Input – Common manufacturing facilities: Tell us why you believe a common manufacturing facility is a process instead of an input. Tell us if each of the product lines has its own manufacturing processes (i.e., are each of the product lines manufactured on the same lines with the same technology).

In our March 7, 2007 response to the Staff, we indicated that a common manufacturing facility is a process due to the various manufacturing processes that our product lines share.

Confidential Treatment Requested

File No. 001-14617

We noted that EITF 98-3 paragraph 6 lists a long-lived asset (e.g., a manufacturing facility) as an input. The product line charts above list each product line’s shared manufacturing equipment and technology as “inputs.”

•

Input – Common manufacturing equipment: Please tell us which product lines have commingled equipment, including the percentage of the manufacturing equipment that are not allocated to specific product lines to your total manufacturing equipment. Tell us the significance of the shared equipment in the manufacturing process for the impacted product lines.

The product line charts above list each product line’s shared manufacturing equipment and the “difficulty level” of replacing shared equipment. Because much of our production equipment is shared (e.g., paint booths, dip tanks, cable lines, shipping and receiving equipment, material handling equipment, etc.), we do not have an accurate basis on which to calculate percentages.

•

Input – Raw material procurement agreements: It appears that the primary reason for you using company-wide procurement agreements is for economies of scale purposes and not because the raw materials are scarce or difficult to purchase. Items such as copper, aluminum, plastics and other metals would appear to be items that are readily available and can be purchased from a number of different suppliers. Please tell us how you determined that this element is actually missing in terms of “the ability to obtain access to necessary materials or rights.” If you do believe it to be a missing element, please tell us how you determined that it is not minor. Refer to Example 4 of EITF 98-3.

We determined that the raw material procurement element was missing as our product lines are dependent on our company-wide contracts to acquire raw materials and electronic components. Some materials are purchased in large quantities at favorable economic terms. It would be difficult, costly, impractical and economically disadvantageous for our product lines to negotiate exclusive procurement arrangements. Obtaining economies of scale is a key competitive factor in the communications equipment industry and is the one of the main drivers behind industry consolidation in recent years. As such, raw material procurement is a significant element missing from our product lines’ activities.

•

We note that you are in the process of selling the Yantai, China facility and inventory and equipment related to your “broadband cable business,” for which you have allocated approximately $4 million of goodwill. EITF 98-3 states, “[i]f goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred

Confidential Treatment Requested

File No. 001-14617

set is a business.” Also refer to Example 3 of EITF 98-3 for additional guidance. Please tell us how this transaction factors into your analysis of the components categorized as product lines versus businesses.

The Yantai, China facility manufactures products in the Broadband and Special Products category in the product line chart above. This sale closed on April 2, 2007 and we are currently in the process of finalizing our accounting analysis of the transaction. At the time of our first quarter 10-Q filing we had not completed our accounting analysis of the broadband product line sale and had initially considered that allocating goodwill to the sale would be appropriate. We have subsequently determined that goodwill should not be allocated to the sale of these assets. We will update our disclosures in our March 31, 2007, Form 10-Q for this information.

In conclusion, our individual product lines do not have access to customers and/or manufacturing facilities as our product lines rely upon a centralized sales force and share commingled manufacturing facilities. Either of these activities represents a significant missing element, only one of which precludes each product line from being classified as a “business” in accordance with EITF 98-3. Additionally, while other activities, such as raw material procurement, may not be individually significant missing elements, EITF 98-3 requires you to consider the significance of all missing elements. Therefore, when combined with the other missing elements in each of our product lines the total missing elements are considered to be significant and thus the product lines do not constitute a business as defined by EITF 98-3.

8. Income Taxes, page 54

5.

We note your response to comment 7 in our letter dated February 21, 2007. You indicate that the unanticipated 4th quarter negative events resulted in a net pretax loss for your U.S. companies for fiscal 2006 as opposed to the previous forecast of pretax income. You also indicate that you considered the positive and negative evidence involving other possible sources of taxable income and concluded that recording the $83.4 million valuation allowance was appropriate. Please tell us whether, prior to the 4th quarter negative events, you had positive objective evidence of future profitability in the U.S. and Italy. In this regard, it is unclear how the first three of the four listed items were material factors in your assessment of future profitability, as these items appear to be either one-time expenses or expenses that should improve future results. Please refer to paragraphs 20-25 of SFAS 109 for guidance.

Confidential Treatment Requested

File No. 001-14617

Response

The future realization of a tax benefit from existing deductible temporary differences or carryforwards ultimately depends on the existence of sufficient taxable income of the appropriate character within the appropriate taxing jurisdiction. Paragraph 21 of SFAS 109 identifies the following possible sources of taxable income:

a.	Future reversals of existing taxable temporary differences

b.	Future taxable income exclusive of reversing temporary differences and carryforwards

c.	Taxable income in prior carryback year(s) if carryback is permitted under the tax law

d.	Tax-planning strategies

Paragraph 20 of SFAS 109 instructs that the determination of whether or not a valuation allowance is required must be based on all available evidence, both positive (examples in paragraph 24 of SFAS 109 such as existing contracts, firm sales backlog, built-in gain assets, strong earnings history) and negative (examples in paragraph 23 of SFAS 109 such as cumulative losses in recent years, history of carryforwards expiring unutilized, expected losses in early future years by presently profitable entities, unsettled circumstances which could adversely affect future operations and profit levels, brief carryforward periods); historical results as well as projected results. Paragraph 23 of SFAS 109 specifically notes that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years.

In accordance with paragraph 25 of SFAS 109, an enterprise must use judgment in considering the relative impact of negative and positive evidence and the weight given to each piece of evidence should be commensurate with the extent to which it can be objectively verified.

Prior to certain negative events in the fourth quarter, we had several pieces of objective positive evidence of future profitability in the United States (U.S.). It should be noted that our analysis of future profitability in the U.S. focused both on the current year profitability in order to assess whether or not we would be in the position of having cumulative losses in recent years as of September 30, 2006, and on the longer term pretax income projections for future years which would be evidence, albeit not objective, of future taxable income.

When assessing whether or not we would be in the position of having cumulative losses in recent years as of September 30, 2006, we considered the significant pretax income generated from the sale of a portion of our Orland Park facility and the termination of the Allen Telecom pension plan. These two transactions were forecasted to close in the fourth quarter of fiscal 2006, and they did in fact close as expected. These items were treated as

Confidential Treatment Requested

File No. 001-14617

objective evidence because the transactions were always projected to close in fiscal 2006. The contract to sell the Orland Park facility was signed on August 30, 2005 and both parties were committed to completing the sale in mid-2006. The proposed date for the termination of the Allen Telecom pension plan was December 15, 2005, and we did not anticipate (nor did we receive) opposition from either the Pension Benefit Guaranty Corporation or the Internal Revenue Service. The pension plan termination was completed in the fourth quarter of fiscal 2006. Based on these two pieces of objective positive evidence and projections of fiscal 2006 pretax income from our U.S. companies, we reasonably thought that we would not be in a cumulative loss position as of September 30, 2006. The gain from the sale of the first parcel of the Orland Park property and the gain from the Allen Telecom pension plan termination were factored into our projections of taxable income for fiscal 2006 but not into projections of taxable income in future years as these were non-recurring gains.

In addition to the gain on the sale of the Orland Park property and the gain from the termination of the Allen Telecom pension plan, we also had positive evidence of U.S. profitability during the interim reporting periods of fiscal 2006 prior to the fourth quarter from strong U.S. order growth, additional cable revenue from the copper surcharge program implemented during the second half of fiscal 2006, and additional operating income from the acquisition of an after-market repair services business, acquired in April of 2006, which generated anticipated margins above the corporate average. While these items did improve U.S. profitability, the unanticipated negative events were significant enough to force us into a cumulative loss position as of September 30, 2006.

Paragraph 23 of SFAS 109 indicates that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years. SFAS 109 does not specifically define “cumulative losses in recent years” but most accounting professionals base the analysis on pretax results from all sources except for the cumulative effect of changes in accounting principle. Generally, the analysis of whether or not an entity has cumulative losses in recent years does not factor in whether those losses arose due to non-recurring charges. Therefore, while the unanticipated fourth quarter negative events were one-time in nature and may result in improved future results, for the purposes of determining whether or not we had cumulative losses in recent years, in our judgment it was not appropriate to exclude them.

In addition to the objective positive evidence regarding significant gains from the sale of the Orland Park property and from the termination of the Allen Telecom pension plan, we also had objective positive evidence of future taxable income from tax planning strategies that, if necessary, could be implemented to accelerate taxable income to utilize expiring carryforwards. These tax planning strategies included the taxable transfer of intellectual property by a U.S. company to a foreign affiliate and the recognition of a substantial taxable gain on the outbound transfer. Prior to the fourth quarter of fiscal 2006, we had developed

Confidential Treatment Requested

File No. 001-14617

strategies to transfer certain intellectual property to the foreign affiliates which were utilizing the intellectual property in their operations if necessary to prevent the expiration of our loss carryforwards. However, uncertainties related to the geographic routing of the supply chain of a key customer involving the products supported by some of the intellectual property which we became aware of during the fourth quarter and concerns over the ability of certain foreign affiliates to effectively finance the acquisition of the intellectual property along with heavy working capital requirements caused us to conclude during the fourth quarter of fiscal 2006 that these tax planning strategies were no longer feasible at that time.

The Staff’s comment also references the positive objective evidence of future profitability in Italy prior to the fourth quarter of fiscal 2006. Please note that the $83.4 million charge to establish a valuation allowance in the fourth quarter of fiscal 2006 related only to net U.S. deferred tax assets. We had been recording valuation allowances against Italian deferred tax assets prior to the fourth quarter of fiscal 2006, because in our judgment, it was more likely than not that we would not realize our Italian deferred tax assets due in part to shorter carryforward periods than in the U.S. and to a longer and more sustained history of losses in Italy than in the U.S.

6.	We assume that your analyses of the realizability of your U.S. deferred tax assets utilized the same cash flow / profit projections as used in your other assessments of asset impairment. Please address for us any differences in these analyses and fully explain to us the appropriateness of these differences. In this regard, we note your responses to comments 2 and 4 that Network Solutions has historically had profitable results and has forecasted profitable results. We also note that Network Solutions has the highest projected EBIT margins, as compared to your other operating segments. As such, it is unclear how lower than expected revenue for Network Solutions due to delays in the Middle East network optimization project was a material factor in your assessment that your net U.S. deferred tax assets are more likely than not unrealizable. Please advise.

Response

In our analysis of the realizability of our U.S. deferred tax assets, we utilized the same profit projections used in our assessments of asset impairment, but our application of these profit projections differed in certain respects to reflect the correct application of different accounting standards. First, the analysis of the realizability of deferred tax assets must be done on a jurisdiction-by-jurisdiction basis in accordance with SFAS 109, whereas the analysis of asset impairment is not limited geographically. Therefore, our analysis of the realizability of our U.S. deferred tax assets only considered the profit projections of the U.S. companies which are included in our U.S. consolidated tax return filing. Please note that the profits attributable to the Middle East geolocation project are a relevant factor in our analysis

Confidential Treatment Requested

File No. 001-14617

of our U.S. deferred tax assets because one of our U.S. operating subsidiaries is implementing the project.

A more important distinction between the uses of profit projections in the analysis of the realizability of our U.S. deferred tax assets versus the analysis of asset impairment is the weight applied to projections of future taxable income when an entity has cumulative losses in recent years. Paragraph 23 of SFAS 109 specifically refers to the difficulty of concluding that a valuation allowance is not needed when an entity has cumulative losses in recent years. Accounting professionals have generally interpreted this specific reference to mean that when an entity has cumulative losses in recent years, little to no weight should be placed on future projections of pretax income when assessing the realizability of deferred tax assets. As a result, the recent history of losses renders projections of future pretax income overly subjective. So while the Network Solutions business has historically been profitable and has forecasted profitable results, SFAS 109 requires us to “discount” the positive evidence of future projections of pretax profits from the business when analyzing the realizability of our U.S. deferred tax assets.

The lower than expected revenue in the fourth quarter of fiscal 2006, due to delays in completing work on a Middle East geolocation project, contributed to us being in the unexpected position of having cumulative losses in recent years as of September 30, 2006. The position of cumulative losses in recent years (negative objective evidence), in turn, negatively impacted the relative weight we could assign to positive subjective evidence from projections of future pretax income from both the Network Solutions group as well as the U.S. operations of other business units. In accordance with paragraphs 20-25 of SFAS 109, we considered these pieces of evidence, along with all other available evidence, in forming our conclusion that recording the $83.4 million valuation allowance against our net U.S. deferred tax assets was appropriate as of that reporting date.

7.	We note your response to comment 7 regarding your footnote disclosure and to comment 8 regarding the change in valuation allowance during fiscal year 2006. The $102.2 million increase in your valuation allowance for fiscal year 2006 materially impacted your results for the fiscal year. As such, it remains unclear to us why you did not provide a comprehensive explanation within your audited footnotes and/or MD&A for investors to understand the significant events that occurred during the fourth quarter of fiscal year 2006 that resulted in such a significant change.

•

Please revise your disclosures in future filing to provide a comprehensive explanation of the material factors that contributed to your decision to recognize a full valuation on your net U.S. deferred taxes in the 4th quarter of 2006. Your separate disclosure of the first three items within MD&A did not convey to

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File No. 001-14617

readers a full understanding that it was these items that lead to your $83.4 million increase in your valuation allowance. It does not appear that an investor could reasonably link the three items disclosed in MD&A as being the primary cause for $83.4 million of the $102.2 million valuation allowance charge. Furthermore, we did not note any discussion of the delay of a Middle East network optimization project that not only materially impacted revenues for Network Solutions but also contributed to recognizing an additional $83.4 million valuation allowance.

•

As depicted in your response to prior comment 8, your discussion should also provide a better explanation of the components of the valuation allowance and the amount of the increase from the prior period. In this regard, it appears from your reconciliation that the valuation allowance for the net U.S. deferred tax assets increased by $94.1 million during fiscal year 2006 and not just the $83.4 million that you recognized in the fourth quarter of fiscal year 2006 as a change in estimate.

Refer to Sections 501.04 and 501.12.b.4 of the Financial Reporting Codification for guidance and provide us with the disclosure you intend to include in future filings.

Response

We appreciate the Staff’s suggestions regarding additional information on the material factors that contributed to our decision to recognize a full valuation allowance on our net U.S. deferred taxes in the fourth quarter of 2006 and a more comprehensive explanation of the valuation allowance and the amount of the increase from the prior period which will enhance our disclosures in future filings. Please note that in addition to income tax disclosures in the MD&A and the footnotes to the financial statements, we had identified the risk of possibly having to record a valuation allowance against our deferred tax assets as a significant risk factor in filings prior to the fourth quarter of fiscal 2006 so that investors could make informed decisions with respect to the company and future prospects. Below, please find an example of future disclosures for income taxes and specifically for valuation allowances. For ease of the Staff’s review, we have underlined the areas of the proposed disclosure which have been enhanced since the proposed disclosure submitted in our March 7, 2007 response.

The reported tax rate for the              quarter of fiscal 20XX was xx.x%. The reported tax rate for the prior year was yy.y%. During the fourth quarter of fiscal 2006, the company concluded that it was appropriate to record an $83.4 million charge to establish a full valuation allowance against the tax benefits arising from losses in the U.S. During the fourth quarter of fiscal 2006, the company experienced significant events, such as a fee to terminate the ADC

Confidential Treatment Requested

File No. 001-14617

merger, an asset impairment charge on capitalized software, restructuring charges for business unit and leadership team changes, and lower than expected operating income due to delays in obtaining customer acceptance on a geolocation project, which negatively impacted U.S. pretax income and caused the company to be in the position of having cumulative losses in recent years with respect to its U.S. operations as of September 30, 2006. In accordance with the relevant accounting guidance, the company did not use future projections of U.S. pretax income as a material factor in its analysis of the realizability of its net U.S. deferred tax assets. The negative events mentioned above, while non-recurring in nature and/or beneficial to the company’s long-term future prospects, were material to the company’s decision to establish a full valuation allowance against its net U.S. deferred tax assets. This is due to the fact that the relevant accounting guidance puts more weight on the negative objective evidence of cumulative losses in recent years than the positive subjective evidence of future projections of pretax income. The company continually analyzes the realizability of its deferred tax assets, but reasonably expects to continue to record a full valuation allowance on future U.S. tax benefits until the company sustains an appropriate level of taxable income through improved U.S. operations and tax planning strategies.

The company currently records no tax benefits for losses incurred in certain jurisdictions, primarily the U.S. and Italy, because in the company’s judgment it is more likely than not that the future tax benefits from these losses will not be realized based on all available evidence, positive and negative. The reported tax rate for the prior year quarter would have been zz.z% if a full valuation allowance had been recorded against the U.S. losses.

As of the balance sheet date, the company has concluded in its judgment that it is appropriate to continue to maintain valuation allowances against its deferred tax assets, (primarily net operating loss and tax credit carryforwards) in certain jurisdictions, principally the United States and Italy, due to the lack of positive objective evidence of future profitability in these jurisdictions. The inability to record net tax benefits on the losses in the U.S. and Italy negatively impacts the company’s effective tax rate. Conversely, if the company generates pretax income in either the U.S. or Italy in future periods, such pretax income should result in a lower reported tax rate. During the              quarter of fiscal 20XX, the reported tax rate was increased aa.a% due to losses in the U.S. and Italy for which the company recorded no net tax benefits.

Confidential Treatment Requested

File No. 001-14617

As of the balance sheet date, the company has established valuation allowances of $             million against deferred tax assets which, in its judgment, do not have a greater than 50-percent likelihood of being realized based on an evaluation of all evidence, positive and negative, in accordance with prescribed accounting guidance under SFAS 109. The company’s valuation allowances have increased $             million since the prior reporting date, primarily due to an increase of $             million related to the tax impact of current period pretax losses in the U.S. and Italy.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

Note 11. Sale of Assets, page 13

8.	We note your response to comment 11 in our letter dated February 21, 2007. Please tell us when you expect to complete the Yantai sale, including the exercise of the conversion feature of the note receivable from Andes. Upon completion of these transactions, please provide us with your analysis of your accounting for this transaction, which should include how you valued the 30% interest in Andes and the gain or loss on the Yantai sale.

Response

We completed the sale of our Yantai facility and related broadband inventory and equipment and the exercise of the conversion feature of the note receivable on April 2, 2007. We are currently in the process of completing our analysis of the accounting for this transaction and the valuation of our 30% interest in Andes. At the time of our first quarter 10-Q filing we had not completed our accounting analysis of the broadband product line sale and had initially considered that allocating goodwill to the sale would be appropriate. We have subsequently determined that goodwill should not be allocated to the sale of these assets. We will update our disclosures in our March 31, 2007, Form 10-Q for this information. Once we have completed our analysis of the accounting for these transactions we will provide them to the Staff.

Confidential Treatment Requested

File No. 001-14617

The company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at phone number (708) 236-6500 or fax number (708) 492-3773 if you have any questions or require additional information.

Sincerely,

/s/ Marty R. Kittrell
Marty R. Kittrell
Executive Vice President and Chief Financial Officer

Confidential Treatment Requested

File No. 001-14617

Exhibit A

Critical Accounting Policies

Goodwill

We perform an annual impairment test of goodwill on the first day of our fiscal fourth quarter. In fiscal 2006, we managed our business as five operating segments. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we determined these operating segments were our reporting units. We tested each reporting unit for possible goodwill impairment by comparing each segment’s net book value to fair value. As each reporting unit’s fair value was greater than its net book value and no other impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the reporting units for the purpose of our annual or periodic analyses, we make estimates and judgments about the future cash flows of these businesses as well as fair value on a comparable business basis.

We use both the Discounted Cash Flow (“DCF”) method and the Comparable Business (“CB”) method for determining fair value of our reporting units. When both methods are used for a reporting unit, we weight the two methods equally in determining the value of the reporting unit, because we believe both methods have an equal probability of providing an appropriate fair value. In fiscal 2006, we considered the results of the goodwill impairment tests from the prior year and the events that occurred in each segment in the current year. Based on our evaluation of the facts and circumstances for each segment we used the DCF method for all reporting units and the CB method for Base Station Subsystems, Wireless Innovations and Satellite Communications, as these represented management’s best estimate of the fair value of each reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with plans and estimates we are using to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. If actual results are different from our forecasts, future tests may indicate an impairment of goodwill, which could result in non-cash charges, adversely affecting our results of operations.

The following table illustrates the impact on the amount of headroom of a change to each of the critical assumptions used in the goodwill valuation:

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	HEADROOM (1) ANALYSIS
	Antenna and Cable Products	Satellite Communications	Base Station Subsystems	Network Solutions	Wireless Innovations
Goodwill alocated to each segment (in thousands)	$196,299	$14,207	$411,782	$117,178	$143,200

Headroom (1) as of July 1, 2006	24%	44%	6%	7%	45%

TEN PERCENTAGE POINT:
Decrease in Comparable Business Weighting	N/A	39%	4%	N/A	44%
Increase in Comparable Business Weighting	N/A	49%	8%	N/A	45%

ONE PERCENTAGE POINT:
Decrease in Revenue Growth Rate	20%	41%	4%	2%	41%
Increase in Revenue Growth Rate	28%	46%	8%	12%	47%
Decrease in EBIT Margin	12%	29%	1%	0%	40%
Increase in EBIT Margin	36%	59%	11%	14%	49%
Decrease in Terminal Growth Rate	18%	38%	1%	(2)%	39%
Increase in Terminal Growth Rate	31%	51%	12%	18%	52%
Decrease in Discount Rate	35%	52%	13%	22%	54%
Increase in Discount Rate	15%	37%	0%	(5)%	37%

(1)	headroom = (fair value - carrying value)/carrying value

As a result of its relatively large amount of goodwill and its operating losses in fiscal 2004, 2005 and 2006, the Base Station Subsystem Group’s goodwill is at a higher risk of potential future impairment. Our future cash flow projections for Base Station Subsystems include (1) higher sales volumes resulting from international wireless network expansion, in particular from China which is expected to build their third generation (3G) networks in 2007—2008, (2) increased gross margin rates as a result of our outsourcing North American and European filter manufacturing to Elcoteq S.A., (3) increased facility utilization, (4) sales volumes growing at a higher rate than operating expenses, and (5) improved mix of product sales.

The Network Solutions Group has continued to produce positive results; however because of the sensitivity of the valuation to changes in the cash flow projections, there is a greater risk of potential future impairment. Some of the significant factors that could impact the cash flow projections for Network Solutions are (1) the level of revenue resulting from the consolidation of U.S. wireless service providers, (2) the timing and volume of international expansion opportunities, (3) the ability to maintain operating margin levels, and (4) the ability to develop new and enhanced products.

If one or more of these factors differ from our forecasts, future tests may indicate an impairment of goodwill.